Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL joins the “Getting to Zero Coalition” to contribute to shipping industry’s decarbonization

On June 8, 2020, Total S.A. (together with its direct and indirect consolidated companies located in or outside of France, “TOTAL” or the “Group”) announced it has joined the Getting to Zero Coalition to support the maritime industry’s decarbonisation by collaborating with companies across the maritime, energy, infrastructure and finance sectors.

The Getting to Zero Coalition’s ambition is to help achieve the target set by the International Maritime Organisation to reduce Greenhouse Gases emissions from shipping by at least 50% by 2050 - compared to 2008 levels. To that extent, the Coalition is aiming, through its members, at getting commercially viable deep-sea zero-emission vessels powered by zero-emission fuels into operation by 2030.

Joining the Coalition marks a step further in TOTAL’s commitment alongside its customers in the maritime sector and underlines the Group’s will to act on their energy demand, by supporting them in their own emissions’ reductions. Leveraging its expertise, TOTAL will contribute in to the Coalition’s focus areas including fuels, marine lubricants, and ship zero-emission technologies.

TOTAL is already actively working on improving the environmental footprint of the shipping industry, through the development of marine LNG supply infrastructure, fuel-efficient lubricants, biofuels and batteries. It has also recently announced the long term chartering of 2 LNG-propelled VLCCs.

TOTAL enters into a giant offshore wind farm project in Scottish North Sea

On June 03, 2020, TOTAL announced it entered into an agreement with SSE Renewables, to acquire a 51% stake in the Seagreen 1 offshore wind farm project for an upfront payment at closing of £70 million and earn-outs up to £60 million in aggregate subject to performance conditions. The 1,140 megawatts (MW) project simultaneously reached a final investment decision and financial close. The purchase agreement also covers a potential extension opportunity of up to 360 MW.

Located 27 kilometers from the coastline in Scottish waters of UK North Sea, Seagreen 1 has secured all necessary major permits and onshore construction began in Q1 2020. Designed to cover the energy needs of around 1 million homes, the project will start producing renewable electricity from end of 2022. Once completed, it will be Scotland’s largest offshore wind farm. The project represents a global investment of around $3.7 billion. TOTAL has secured close to 70% of external financing for its 51% stake.

Seagreen 1 benefits from a 15-year CfD (Contract for Difference) awarded by the UK Government for 454 MW, representing 42% of the total project capacity. An additional 30% of the project capacities will also be contracted under a private CfD with the SSE Group. Both contracts contribute to securing project revenues.

The transaction remains subject to conditions precedent, including public authorities approval and is expected to be finalized by July 2020.

TOTAL announces the payment terms of the final 2019 dividend following the Shareholders’ Meeting on May 29, 2020

The Shareholders’ Meeting of TOTAL S.A., held on May 29, 2020 at its registered office under the chairmanship of Mr. Patrick Pouyanné, declared a dividend of €2.68 per share for the financial year 2019. Given the first two interim dividends of €0.66 per share and the third interim dividend of €0.68 per share paid respectively on October 1, 2019, January 8, 2020 and on April 1, 2020, the remaining final 2019 dividend to be paid amounts to €0.68 per share.

It was also decided at the Shareholders’ Meeting that shareholders will be given the option to receive payment of this final dividend in cash or in new shares of TOTAL S.A., each choice being exclusive of the other.

The share price of new shares to be issued as payment of the final dividend is set at €28.80. This price is equal to 90% of the average opening prices of the shares for the twenty trading days preceding the Shareholders’ Meeting, reduced by the amount of the final dividend and rounded up to the nearest cent. The shares issued will carry immediate dividend rights, be admitted for trading on Euronext Paris and be fully assimilated with existing TOTAL S.A. shares.

If the amount of the final dividend for which the option is exercised does not correspond to a whole number of shares, the shareholders may opt to receive either the number of shares immediately above, by paying a cash adjustment on the day they exercise their option, or the number of shares immediately below, plus a balancing cash adjustment.

Shareholders and holders of American Depositary Shares (“ADS”) will be given the option to receive the dividend either in cash or in new shares, by instructing their financial advisors, according to the following timetable:

In 2020	Shareholders	ADS holders
Ex-dividend date	June 29	June 25

Period to opt in for the payment in new shares	July 1 to July 10 (inclusive)	June 29 to July 7 (inclusive)

Payment in cash or in new shares	July 16	July 23

Combined Shareholders’ Meeting of May 29, 2020 - approval of resolutions proposed by the Board of Directors

The Combined Shareholders’ Meeting of Total S.A. was held as a closed session at the Company’s registered office, on May 29, 2020, under the chairmanship of Mr. Patrick Pouyanné. The Shareholders adopted all resolutions approved by the Board of Directors, including:

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Approval of the 2019 financial statements, the payment of a dividend for 2019 of 2.68 euros per share, as well as the option for the payment in shares of the final 2019 dividend of 0.68 euro per share,

-	Renewal of the terms of office as Director of Mrs. Patricia Barbizet and Mrs. Marie-Christine Coisne-Roquette as well as for Mr. Mark Cutifani for a three-year period,

-	Nomination as Director of Mr. Jérôme Contamine for a three-year period,

-	Various elements related to the remuneration of the Directors,

-	Elements of compensation due or granted to the Chairman and Chief Executive Officer for the 2019 financial year and the compensation policy for 2020,

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Approval of the conversion of the Company to a European company and the adoption of the Articles of Association of the Company in its new European corporate form, including other various modifications, notably related to the consideration by the Board of Directors of the social and environmental challenges of the Company’s activities,

-	Various delegations of authority and financial authorizations granted to the Board of Directors.

The resolution proposed by a group of shareholders, and that the Board of Directors recommended not to approve, has been rejected by a vast majority (83.2%) of shareholders.

The full results of the votes and the presentations made to the shareholders is available on the website total.com.

Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, announced the decision of the Board of Directors to appoint Mrs. Marie-Christine Coisne-Roquette as Lead Director, thus replacing Mrs. Patricia Barbizet in these missions, at the end of the Shareholders’ Meeting. Mrs. Marie-Christine Coisne-Roquette will chair the Governance and Ethics Committee. Mr. Cutifani and Mr. Patrick Artus agreed to take the chairmanship of the Compensation Committee and the Audit Committee, respectively.